Exhibit 3.1 (iii)


                      B.  BY-LAW AMENDMENT

     RESOLVED, that Section 2.2 of the By-Laws are hereby amended so as to read as follows:

       2.2 Annual Meetings. Notice Thereof. An annual meeting of the shareholders shall be held at such date at such time as may be specified by the board of Directors in the call of the meeting, for the purpose of electing directors and for the transaction of such other business as may be properly brought before the meeting. If no annual shareholders' meeting is held for a period of eighteen months, any shareholder may call such meeting to be held at the registered office of the Corporation as shown on the records of the Secretary of State of Louisiana."